FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 7, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Barclays PLC
1 Churchill Place, London, E14 5HP
(registered in England number 48839)

3 August 2007

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Attention: the Board of Management

Dear Sirs

Fulfilment, Waiver and Roll-Over of Pre-Conditions to the Offer

Prior to Barclays PLC making the Offer contemplated under the merger protocol entered into by and between Barclays and ABN AMRO on 23 April 2007, as amended on 23 July and 30 July 2007 (the "Merger Protocol"), the Pre-Offer Conditions detailed in Schedule 1 to the Merger Protocol need to be fulfilled, waived or "rolled-over" in accordance with the provisions of Clause 5 of the Merger Protocol. Defined terms in this letter bear the same meaning as in the Merger Protocol unless otherwise stated.

The purpose of this letter is to reflect our agreement as to which Pre-Offer Conditions have been fulfilled or waived prior to the Offer and which will be made conditions to the Offer.

The agreement contained in this letter takes effect upon receipt of notifications that (i) the AFM has declared that it has no further comments with respect to the final draft of the Offer Document; and (ii) the UKLA has approved the Class 1 Circular and the Prospectus and will provide a certificate of approval of the Prospectus to the AFM.

We hereby agree that for practical reasons the procedures for fulfilment, waiver and roll-over of the Pre-Offer Conditions set out in Clause 5 of the Merger Protocol shall be waived and the terms of this letter shall determine all matters as to the fulfilment, waiver and roll-over of such conditions.

It is further agreed that the following Pre-Offer Conditions have been fulfilled or shall be treated as fulfilled, or to the extent that they have not been so fulfilled, they are hereby waived (no waiver in this letter constituting a waiver of any Offer Condition similar to any Pre-Condition):

•	Pre-Condition 1.1 (Irrevocable undertakings provided by members of the ABN Boards to Barclays) has been waived in the amendment letter to the Merger Protocol of 30 July 2007;

•	Pre-Condition 1.3: No ABN AMRO Material Adverse Change has occurred or has become known to Barclays;

•	Pre-Condition 1.4: No Barclays Material Adverse Change has occurred or has become known to ABN AMRO;

•	Pre-Condition 1.5: No third party has decided to, or indicated any intention to take Frustrating Action;

•	Pre-Condition 1.6: No circumstance has arisen that will suspend or limit trading in the Ordinary Shares, Convertible Shares or Barclays Shares;

•	Pre-Condition 1.7: All necessary or applicable notifications, filings and applications have been made;

•
Pre-Condition 1.8: Receipt of Authorisations required by any jurisdiction to make the Offer (other than in respect of the approval of the Offer Document, the Prospectus, Class 1 Circular and the Registration Statement);

•	Pre-Condition 1.9: At least 60 calendar days have passed since acceptance for processing of Barclays section 3 USBHC application, if required;

•	Pre-Condition 1.10: Barclays having determined that Offer Conditions 1.7 and 1.8 will be fulfilled by the Closing Date;

•	Pre-Condition 1.11: ABN AMRO having determined that Offer Conditions 1.7 and 1.8 will be fulfilled by the Closing Date (to the extent they relate to the ABN AMRO Group);

•	Pre-Condition 1.12: Notification having been received from FSA and DNB confirming that FSA will be the competent regulatory authority;

•	Pre-Condition 1.13: UK tax residence of Barclays having been confirmed by the Netherlands and UK tax authorities;

•	Pre-Condition 1.14: Requisite Employee consultations having been completed;

•	Pre-Condition 1.17: appointment of the Nominated Individuals to the ABN AMRO Boards and to the supervisory board and management board of ABN AMRO Bank N.V.;

•	Pre-Condition 1.18: AFM having no further comments on the offer Document, UKLA approving the Prospectus and the Registration Statement having become effective;

•
Pre-Condition 1.19: No indication having been given that Barclays shares will not be admitted to the Official List, or to trading on the London Stock Exchange, Euronext Amsterdam and Tokyo Stock Exchange.  The Barclays ADSs having been approved by the NYSE;

•	Pre-Condition 1.20: Euronext Amsterdam confirming that it has no further comments on the amended ABN AMRO articles;

•	Pre-Condition 1.21: FTSE 100 Committee confirming that Barclays shares will be included in the FTSE 100;

•	Pre-Condition 1.22: The Parties not having received a notification from the AFM that the preparation of the Offer is in breach of Chapter IIA of the DSSA;

•	Pre-Condition 1.23: No undisclosed events being identified which may have a negative impact of 5% or more on the consolidated operating income of ABN AMRO;

•	Pre-Condition 1.24: No undisclosed events being identified which may have a negative impact of 5% or more on the consolidated operating income of Barclays; and

•	Pre-Condition 1.26: No Offer Condition becoming permanently incapable of fulfilment and not waived.

It is hereby agreed that the following Conditions shall be rolled-over as Offer Conditions in their current form:

•	Pre-Condition 1.2: Irrevocable agreement with the Foundation in respect of the DR Prefs;

•
Pre-Condition 1.15: Barclays and ABN AMRO having received resignation letters from resigning members of the ABN AMRO Boards and from resigning members of the management board and supervisory board of ABN AMRO Bank N.V. (in both cases if they are not Nominated Individuals);

•	Pre-Condition 1.16: Barclays and ABN AMRO having received resignation letters from resigning members of the Barclays Board;

•	Pre-Condition 1.27: No Materially Burdensome Regulatory Condition having been imposed or being reasonably likely to be imposed; and

•	Pre-Condition 1.28: All regulatory approvals required for the completion of the La Salle Agreement or a Sale Contract having been obtained.

It is agreed that Offer Condition 1.11 is deleted on the basis of the following agreement between Barclays and ABN AMRO:

(i)
ABN AMRO agrees with the contents of the memorandum called "Governance ABN AMRO Holding and Bank and SPV's" and of the "Rules Governing the Supervisory Board's special committee", both as attached as annexed to this letter. On or before 10 August 2007 (or such later date as may be agreed), the Parties will agree on the list of candidates from which the independent members of the Supervisory Board and the members of the supervisory board of ABN AMRO Bank will be selected;

(ii)
ABN AMRO undertakes to convene after the Offer has been declared unconditional an extra-ordinary meeting of shareholders at the request of Barclays, to take place at such moment following the Settlement Date as Barclays may request, for the appointment of the Nominated Individuals to the ABN AMRO Boards and the supervisory board and management board of ABN AMRO Bank N.V. and (if applicable) the above mentioned independent members to the Supervisory Board and the supervisory board of ABN AMRO Bank N.V. and to vote on such other shareholders resolutions as may be proposed by Barclays to give effect to the Offer and the Merger;

(iii)
each of ABN AMRO and Barclays undertakes to use its reasonable endeavours to obtain all necessary approvals (including but not limited to a declaration of no objection (verklaring van geen bezwaar) from the Dutch Central Bank (De Nederlandsche Bank) and take any actions reasonably necessary for the above mentioned appointments,  all prior to such extra-ordinary meeting of shareholders being convened; and

(iv)
the Parties agree that Clause 7.1 of the Merger Protocol is hereby amended to the effect that if the Offer is declared unconditional, the undertakings on the part of ABN AMRO as set out in Clause 7 and Schedule 3 of the Merger Protocol do not terminate on the Settlement Date but shall be extended to the time that the Nominated Individuals to the ABN AMRO Boards and the supervisory board and management board of ABN AMRO Bank N.V. are appointed.

It is agreed that Offer Condition 1.12 shall be amended by the deletion of "(ii) the proposed appointments of the Nominated Individuals to the Barclays Board, subject to and with effect from the Offer being declared unconditional" and that the number "(iii)" will be replaced by "(ii)".

Subject to the Offer being declared unconditional, Barclays undertakes that the Barclays Board will unanimously resolve to propose resolutions to the shareholders of Barclays to approve the re-election of the Nominated Individuals at the next annual general meeting of the shareholders of Barclays, subject in each case to the relevant Nominated Individual giving his written consent to stand for re-election. For the avoidance of doubt, nothing in this paragraph shall oblige any member of the Barclays Board, in his or her sole discretion, to place himself or herself in breach of his or her fiduciary duty to Barclays.

It is agreed that Offer Condition 1.1 shall be amended by the deletion of "…, or such lower percentage as Barclays may in its discretion decide,…" after "80%" and prior to "of the issued ABN AMRO Ordinary Share capital."

It is agreed that Offer Condition 1.13 shall be amended and replaced by the following: "The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn."

The provisions of Clause 22 of the Merger Protocol ("Governing Law And Disputes") shall apply to this letter as if incorporated herein.

Please confirm that you agree to the provisions of this letter by signing and dating where indicated below on a copy of this letter and returning it to us.  This letter may be executed in any number of counterparts, each of which when executed and delivered shall be an original but all counterparts together constitute one and the same instrument.

Signed for and on behalf of
BARCLAYS PLC

/s/ Chris Lucas
By: Chris Lucas
Title: Finance Director
Place: London

We hereby agree to be bound by the provisions of this letter.

Signed for and on behalf of
ABN AMRO HOLDING N.V.

/s/ W.G. Jiskoot	/s/ H.W. Nagtglas Versteeg
By: W.G. Jiskoot	By: H.W. Nagtglas Versteeg
Title: Member Managing Board	Title: Company Secretary
Place: Amsterdam	Place: Amsterdam

ANNEX

Governance ABN AMRO Holding and Bank and SPV's

Rules Governing the Supervisory Board's special committee

Governance ABN AMRO Holding, ABN AMRO Bank and SPVs

1.	Governance at ABN AMRO Holding and Bank level

1.1	Identical boards between ABN AMRO Holding and ABN AMRO Bank

Both ABN AMRO Holding N.V. and ABN AMRO Bank N.V. will continue to have a two tier board structure (i.e. a supervisory board and a management board) and these boards will be identical for ABN AMRO Holding and ABN AMRO Bank in order to comply with the Central Works Council covenant in this respect.

1.2	Supervisory Boards

1.2.1	Assuming continuation of existing appointment procedures, each supervisory board will consist of 5 persons which will be appointed by (the new Board of) Barclays Plc.

1.2.2
The Barclays appointees are likely to be (new) Barclays PLC executive board members. This would be considered appropriate from an overall governance point of view and is also likely to be positively received by the Netherlands Central Bank and by the Works Council and Unions.  Suggested appointments: John Varley, Frits Seegers, Huibert Boumeester;

1.2.3
In the event that less than 95% of the ordinary shares are tendered in the Offer, two members of the Supervisory Boards will need to be independent from Barclays (in accordance with requirements imposed by recent Dutch case law). The independent supervisory board members will as members of this board have full supervisory board responsibility, but will form a special committee with the specific additional task of protecting the interests of minority shareholders in ABN AMRO Holding. The independent members will be nominated by the current Supervisory Board from a list jointly agreed between Barclays and ABN AMRO and will be appointed by ABN AMRO's extra-ordinary shareholders meeting to be held at the request of Barclays, to take place at such moment following the Settlement Date as Barclays may request. Attached in the Appendix II hereto are the rules governing the special committee of the supervisory boards;

1.2.4
Frequency of supervisory board meetings: these boards will be expected to meet approximately 4 times annually, provided that during the period in which a minority shareholding exists, more frequent meetings may be required to consider particular issues affecting the minority;

1.2.5
Audit committee: an audit committee for ABN AMRO Holding and ABN AMRO Bank will be required for as long as Holding continues to be a listed entity and will remain subject to the Tabaksblat Code. Arguably however it could explain in its governance statement that the entire supervisory board - possibly together with (or in attendance of) the chairman of the Barclays PLC audit committee – fulfils this function and that consequently there is no separate audit committee.

1.3	Management boards

1.3.1	The suggested members of the management boards are: Piero Overmars (chair), Chris Lucas, Paul Idzik, Ron Teerlink and Wilco Jiskoot;

1.3.2	Frequency of management meetings: To be decided.

2.	Governance at SPV level

Barclays Netherlands N.V. and Barclays Investments Netherlands N.V. will not have a supervisory board. The management boards of these companies will, post consummation of the Offer, compromise members of the Barclays PLC executive committee and perhaps others nominated by (the new Board of) Barclays PLC. To secure the Dutch tax residency of these entities, it is in any case desirable to have the majority of board members resident in the Netherlands. Suggested members: Chris Lucas, Frits Seegers, Piero Overmars

3.	Tasks of the independent supervisory board members

The rules governing the special committee of the Supervisory Boards set out in Appendix II will become part of the profile of the supervisory board and will as such become available to the public.

Governance Barclays Bank PLC

The Board of Barclays Bank PLC is expected to have 7 members consisting of 3 (new) Barclays PLC executive directors and 4 (new) Barclays PLC non-executive directors. Proposed composition: Marcus Agius (chairman). Executive directors will include John Varley, Chris Lucas and Huibert Boumeester.

Appendix I:  Overview of proposed composition of boards
Appendix II: Rules of the special committee of the Supervisory Boards

Appendix I:
Overview of proposed composition of boards

ABN AMRO HOLDING N.V.
Supervisory Board	Management Board
John Varley	Piero Overmars (chairman)
Frist Seegers	Chris Lucas
Huibert Boumeerster	Paul Idzik
Independent (if applicable)	Ron Teerlink
Independent (if applicable)	Wilco Jiscoot

ABN AMRO BANK N.V.
Supervisory Board	Management Board
John Varley	Piero Overmars (chairman)
Frits Seegers	Chris Lucas
Huibert Boumeerster	Paul Idzik
Independent (if applicable)	Ron Teerlink
Independent (if applicable)	Wilco Jiscoot

BARCLAYS INVESTMENTS (NETHERLANDS) N.V.
Management Board
Chris Lucas
Frits Seegers
Piero Overmars

BARCLAYS (NETHERLANDS) N.V.
Management Board
Chris Lucas
Frits Seegers
Piero Overmars

Appendix II:
Rules of the special committee of the Supervisory Boards

ANNEX F TO "RULES GOVERNING THE SUPERVISORY BOARD'S PRINCIPLES AND BEST PRACTICES"

RULES GOVERNING THE SUPERVISORY BOARD'S SPECIAL COMMITTEE

1.	Appointment, Term and Qualifications

1.1	The special committee consists of two members. The members are appointed by the supervisory board from among their number.

1.2
The appointment of the members will take effect after the extraordinary general meeting of shareholders of the company held following the public offer of Barclays Plc for the shares of the company and the subsequent consummation of that offer. The tenure of these members ends once Barclays Plc holds all of the ordinary shares in the issued share capital of the company or, if earlier, once Barclays Plc has obtained a final court ruling in a statutory squeeze out procedure in favour of compulsory transfer of all ordinary shares to Barclays.

1.3	The members collectively have adequate knowledge of and financial and management expertise in minority protection and corporate transactions.

1.4
Prior to the end of the tenure of the members of the special committee, the supervisory board, as well as the members of the special committee, may terminate (each of) the/their appointment(s) as a member of the special committee by prior written notice. In case of termination, a press release shall forthwith be issued.

2.	Duties

2.1
The Special committee shall have the authority to advise the management board and the supervisory board in connection with the entering into of any transaction outside the ordinary course of business, directly or indirectly, with Barclays Plc and/or any of its group companies.

2.2
Pursuant to article [•][1] of the articles of association of the company and the decision taken by the EGM in its meeting of [DATE] 2007, decisions of the managing board in respect of the transactions mentioned in article 2.1 above are subject to the prior approval of the supervisory board. The supervisory board shall not approve these decisions without the prior consent of the special committee.

1Articles of association of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. should be amended to reflect that certain management board decisions, to be identified by the general meeting of shareholders (e.g. the ones in 2.2. above), require prior approval of the supervisory board.

2.3
In order to enable the special committee to fulfil its duties as laid down in this article, the managing board and the supervisory board shall provide the special committee with all required information and assistance.

2.4
In addition to the obligation on the supervisory board pursuant to article 2.3 of the supervisory board rules, the special committee shall prepare and publish a separate report on its functioning and activities during the preceding financial year. The report will be included in the annual report of the company and shall at least include the information referred to in the articles 3.4 and 3.5 of the supervisory board rules and the articles 3.1 and 3.2 below.

3.	Composition, expertise and independence

3.1
The members of the special committee should be able to come to an assessment of transactions brought before them independent from Barclays Plc and any of its group companies. In this respect they will in any case need to fulfil the following requirements. In addition and without prejudice to article 3.4 of the supervisory board rules, a member of the special committee will not be considered independent (and will accordingly be considered independent if none of the below apply to him/her) if he/she or his/her wife/husband, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree:

(a)
has been an employee or member of the managing board of Barclays Plc (which for the purposes of this article includes group companies in the sense of 2:24b of the Dutch Civil Code) in the five years prior to his/her appointment;

(b)	receives personal financial compensation from Barclays Plc;

(c)
has had an important business relationship with Barclays Plc, or a company associated with the Barclays Plc in the year prior to his/her appointment. This will in any event include the situation where a member of the special committee, or the firm of which he/she is a shareholder, partner, associate or advisor, has acted as advisor to Barclays Plc (consultant, external auditor, civil notary and lawyer) and the situation where a member of the special committee is a managing director or an employee of any bank with which Barclays Plc has a lasting and significant relationship;

(d)	is a member of the managing board of a company, of which a member of the board or the executive committee of Barclays Plc is a supervisory board member (cross-ties);

(e)	holds at least ten percent of the shares in Barclays Plc (including the shares held by natural persons or legal entities that co-operate with him/her under a legal, tacit, oral or written agreement);

(f)	is a member of the managing or supervisory board – or is a representative in some other way – of a legal entity that holds at least ten percent of the shares in Barclays Plc; or

(g)	has temporarily managed Barclays Plc during the preceding twelve months while members of the executive committee were absent or unable to discharge their duties.

3.2
A member of the special committee shall not take part in a discussion and/or decision-making on a subject or transaction if he/she is no longer independent in accordance with article 3.4 of the supervisory board rules and article 3.1 above.

4.	Meetings and modus operandi

4.1	The special committee meets at least three times annually and as and when needed. The chairman of the managing board attends, upon invitation, the meetings.

4.2	As needed, the special committee provides the supervisory board with written or verbal reports regarding its duties.

4.3	The special committee may ask the advice of internal and external experts on matters within the competence of the committee.

5.	Compensation

In addition to the remuneration as mentioned in article 7.1 of the supervisory board rules, the members of the special committee will receive an additional annual compensation and allowance for expenses as determined and reviewed from time to time in accordance with article 7 of these rules.

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, and the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Fortis, RBS and Santander (the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

On July 30, 2007, ABN AMRO filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission in which it advised the ABN AMRO shareholders that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either the offer launched by the Consortium or the potential offer by Barclays and that ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO's shareholders.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 (as amended) which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission additional amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a

Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the potential offer by Barclays and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 7, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Ron Teerlink
		Name:	Ron Teerlink
		Title:	Member of the Managing Board